UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For August 20, 2008
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

     On August 20, 2008, Sify Technologies Limited (the “Company”) issued a press release announcing that the proposed merger (the “Merger”) by and between the Company and Sify Communications, a subsidiary of the Company, had been deferred.
     Additionally, the press release also announced that, in connection with the deferral of the Merger, that certain Subscription Agreement, dated as of March 24, 2008, with respect to the private placement of 12,817,000 Indian equity shares by the Company to Infinity Satcom Universal Private Limited (“Infinity Satcom”), an Indian entity, has been terminated by the mutual consent of the parties.
     As a result of the termination of the Subscription Agreement, the Company has forfeited the equity shares issued to Infinity Satcom, and Infinity Satcom will not contribute towards the amount of the equity shares as and when called by the Company.
     The Subscription Agreement has been previously filed by the Company as Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission on April 14, 2008.
     The foregoing description of the press release does not purport to be a complete summary and is qualified in its entirety by reference to the full text of the press release, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 12, 2008

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description
99.1	Press Release, dated August 20, 2008